UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary
Dated: February 19, 2013

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement dated February 17, 2013, entitled “Announcement”.
99.2	Press Release dated February 17, 2013, entitled “Penglai 19-3 Oilfield Resumes Production”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

Announcement

Reference is made to the announcements of CNOOC Limited (the “Company”) dated 13 July 2011, 4 September 2011 (the “Announcements”), the paragraph headed “Review on oil spill accidents of Penglai 19-3 oilfield” in the “Business Overview” and paragraph  (iii) (d) of Note 34 “Commitments and Contingencies” to the consolidated financial statements set out in the 2011 annual report of the Company and paragraph (iii) (d) of Note 20 “Commitments and Contingencies” to the interim condensed consolidated financial statements set out in the 2012 interim report of the Company. Terms defined in the Announcements shall, unless the context otherwise requires, bear the same meanings herein.

On 16 February 2013, the SOA announced, through its official website, that COPC (the operator of Penglai 19-3 oilfield) has obtained the approvals with regard to the  ODP as well as  EIA of Penglai 19-3 oilfield. Following a series of rectification measures, COPC is permitted to gradually resume the production of the Penglai 19-3 oilfield. COPC is required by the SOA to strictly follow the requirements under the  EIA and its approvals, operate pursuant to the relevant laws and regulations, take preventive measures for oil spill and adopt contingency measures  in the production resumption stage of the oilfield. CNOOC, the ultimate controlling shareholder of the Company, is also required to continue to supervise and assist COPC in implementing the ODP, the EIA as well as complying with production standards of oil and gas, to ensure production safety of the oilfield. The SOA will continue to surveille and monitor and on-site supervise the surrounding area during the resumption of production of Penglai 19-3 oilfield.

This announcement is made pursuant to the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 17 February 2013

As at the date of this announcement, the Board comprises the following:

Executive Directors Li Fanrong Wu Guangqi	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao
Non-executive Directors Wang Yilin (Chairman) Yang Hua (Vice Chairman) Zhou Shouwei Wu Zhenfang

Exhibit 99.2

For Immediate Release

Penglai 19-3 Oilfield Resumes Production

(Hong Kong, 17 February, 2013) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883) announces that on 16 February 2013, the SOA announced, through its official website, that the revised ODP as well as the recomposed EIA prepared by COPC of Penglai (“PL”) 19-3 oilfield, have been approved.

Following a series of rectification measures, PL19-3 oilfield has recovered to normal state, with operating conditions. COPC is permitted to gradually resume the production of the PL 19-3 oilfield.

CNOOC, the parent company of the CNOOC Limited, is required by the SOA to continue to supervise and assist COPC in implementing the newly approved ODP, EIA as well as complying with oil and gas production standards, to ensure production safety of the oilfield.

PL19-3 oilfield is operated under a Production Sharing Contract (“PSC”). COPC is the Operator and responsible for the management of daily operations of the oilfield. CNOOC Limited holds 51% of participating interest during the development and production phase under the PSC.

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
*** *** *** ***
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words  "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2011 Annual Report on Form 20-F filed on April 20, 2012.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
*** *** *** ***

For further enquiries, please contact:

Ms. Michelle Zhang
Deputy Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-6642
Fax: +86-10-8452-1441
E-mail: MR@cnooc.com.cn

Ms. Angela Hui
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8091
Fax: +852-2510-8199
E-mail: angela.hui@knprhk.com